                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                (AMENDMENT NO. 1)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)






                      (Continued on the following page(s))

CUSIP No. 76 009N 10 0                13G/A                    Page 2 of 4 Pages
--------------------------------------------------------------------------------

 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       J. Ernest Talley
       SSN:  429 62 3515
--------------------------------------------------------------------------------

 2)    Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------

 3)    SEC Use Only
--------------------------------------------------------------------------------

 4)    Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

                                 (5)    Sole Voting Power              4,903,166
                                 -----------------------------------------------
   Number of
  Shares Bene-                   (6)    Shared Voting Power
   ficially                      -----------------------------------------------
   Owned by
   Reporting                     (7)    Sole Dispositive Power         4,903,166
  Person With                    -----------------------------------------------

                                 (8)    Shared Dispositive Power
--------------------------------------------------------------------------------

9)     Aggregate Amount Beneficially Owned by Reporting Person         4,903,166
--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [X]
--------------------------------------------------------------------------------

11)    Percent of Class Represented by Amount in Row (9)                   19.6%
--------------------------------------------------------------------------------

12)    Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The Schedule 13G filed with the Securities & Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of J. Ernest Talley in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), is hereby amended to reflect a change in the percentage ownership of the Company beneficially owned by Mr. Talley and certain changes as a result of the Company's change of name and relocation of its corporate headquarters. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G.

Item 1(a) is hereby amended and restated to read as follows:

ITEM 1(a).    NAME OF ISSUER:

         Rent-A-Center, Inc., a Delaware corporation (formerly known as Renters Choice, Inc.)


Item 1(b) is hereby amended and restated to read as follows:

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         5700 Tennyson Parkway, Third Floor, Plano, Texas  75024


Item 2(b) is hereby amended and restated to read as follows:

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The business address of Mr. Talley is 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024.


Item 2(e) is hereby amended and restated to read as follows:

ITEM 2(e).    CUSIP NUMBER:

         The CUSIP number for the Common Stock is 76 009N 10 0.


Item 4 is hereby amended and restated to read as follows:

ITEM 4.       OWNERSHIP:

         Mr. Talley owns 4,903,166 shares of Common Stock of the Company (the "Shares"), approximately 19.6% of the Common Stock outstanding. Mr. Talley has sole power to vote, direct the vote, dispose or direct the disposition of the Shares. Mr. Talley disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 326,184 shares of Common Stock held by his two sons, Mark
         A. Talley and Matthew D. Talley.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February  9 , 1999                          /s/ J. Ernest Talley
                                            -----------------------------
                                            J. Ernest Talley